Del Monte Pacific Limited

c/o 78 Shenton Way #26-01, Singapore 079120
Telephone No: (65) 6324 6822 Facsimile No : (65) 6221 9477

[redacted]

04010475

04 MAR 11 AM 7:21

SUPPL

8 March 2004

By Courier

SEC No. 82-5068

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Avenue, N.W.
Washington, DC 20549

Re: *Del Monte Pacific Limited*
Submission Pursuant to Rule 12g 3-2 (b)
Under the Securities Exchange Act of 1934

Gentlemen:

We are submitting the following information on behalf of Del Monte Pacific Limited in order for it to continue to maintain current information for its qualification to claim exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") available to foreign private issuers to Rule 12g3-2(b) under the Exchange Act.

We respectfully request that this submission be duly recorded. If you have any question regarding this filing, or require additional information, please contact the undersigned at the following numbers:

PROCESSED
MAR 11 2004
THOMSON FINANCIAL

Trunk Line	:	(+632) 8107501
Direct Line	:	(+632) 8481660
Fax No.	:	(+632) 8480308
E-mail	:	deguzmanrb@delmonte-phil.com
		ginnydg@info.com.ph

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to us by mail.

Thank you.

Yours sincerely,

REGINA SIMONA B. DE GUZMAN
Assistant Secretary

cc: Ms. Kelly Gaston
Asia Client Services
The Bank of New York
Depositary Receipts
101 Barclay St., 22nd Floor West
New York, NY 10286

3/11

SEC No. 82-5068

DEL MONTE PACIFIC LIMITED

SGX Announcements

MASNET NO.	*ANNOUNCEMENT NO.*	*DATE*	*PARTICULARS*
8	8	06.03.2004	Cirio Announcement - Auction Process
86	86	08.03.2004	Cirio Announcement - Auction Process

DEL MONTE PACIFIC LIMITED

CIRIO ANNOUNCEMENT

CIRIO ANNOUNCEMENT - AUCTION PROCESS

Following a declaration of a state of insolvency, pursuant to Section 3 of Legislative Decree no. 270 of 8 July 1999, by a decree of the Court of Rome, Italy, dated 10 October 2003, Cirio Holding S.p.A., Cirio Finanziaria S.p.A., Cirio Del Monte Italia S.p.A. and Cirio Del Monte N.V. have been subjected to an Extraordinary Administration process (the "**Cirio Extraordinary Administration Process**"). By a Decree of the Italian Ministry of Industry dated 14 October 2003, Prof. Avv. Luigi Farenga, Dott. Mario Resca and Prof. Avv. Attilio Zimatore were appointed as the commissioners of the Cirio Extraordinary Administration Process (the "**Commissioners**"). The Commissioners intend to dispose of, *inter alia*, a 39.99% shareholding (or 428,570,000 shares) in Del Monte Pacific Limited ("**DMPL**"), a company listed on the Singapore Exchange Securities Trading Limited, held (through certain intermediate companies) by Cirio Finanziaria S.p.A., by way of an auction process. It is anticipated that such auction process will be completed sometime during the second half of 2004.

Through announcements made on 28 November 2003 and on 6 and 10 February 2004 in Italian and international newspapers, interested bidders were requested to deliver expressions of interest. An information memorandum will be despatched to those who have expressed interest (provided they meet certain requirements established by the Commissioners) for their further reference in connection with appraising DMPL, its subsidiaries and their businesses. Thereafter, the interested bidders will be invited to make a non-binding preliminary offer, indicating the price range within which they may be willing to purchase the 39.99% interest in DMPL ("**Sale Shares**"). The Commissioners will shortlist the interested bidders who have submitted non-binding preliminary offers. These short-listed bidders may then be provided with further information and an opportunity to conduct limited due diligence on DMPL. The selected bidders would thereafter be required to submit a binding offer with a final price for the acquisition of the Sale Shares.

This announcement appears for information purposes only and is intended to keep shareholders of DMPL informed of the auction process being conducted as part of the Cirio Extraordinary Administration Process. It does not constitute an offer to sell any securities or a solicitation of an offer to purchase any securities nor a public offering in any jurisdiction or pursuant to any legislation.

A successful bidder who acquires 30% or more shareholdings in DMPL may incur an obligation to make a general offer for DMPL at the highest price paid by such bidder for DMPL shares in the six months prior to the purchase by such bidder of the DMPL shares.

However, shareholders should be aware that there is no assurance that the sale of the Sale Shares and consequently any general offer for DMPL will take place as the sale of the Sale Shares are at the absolute discretion of the Commissioners.

Where appropriate, further announcements to update the shareholders of DMPL will be made.

This announcement is made by the Commissioners and neither DMPL nor its board have been involved in the preparation of this announcement nor take any responsibility for its contents.

For and on behalf of
the Commissioners of the Cirio Extraordinary Administration Process

SEC. NO. 82-5063

Submitted by Yvonne Choo, Company Secretary on 06/03/2004 to the SGX

MASNET No. 86 OF 08.03.2004
Announcement No. 86

SEC. NO. 82-5068

DEL MONTE PACIFIC LIMITED

RE: CIRIO ANNOUNCEMENT - AUCTION PROCESS

The Board of Directors of Del Monte Pacific Limited ("DMPL" or "the Company") would like to clarify that the Announcement, issued on 6 March 2004 under Masnet Announcement No. 8, was undertaken by the Commissioners of the Cirio Extraordinary Administration Process for the Cirio Group, who is a shareholder of the Company. DMPL and its Board have no involvement in the Cirio auction process.

Submitted by Yvonne Choo, Company Secretary on 08/03/2004 to the SGX